March 3, 2025

Francis Chi Yin Ng
Co-Chief Executive Officer and Director
Copley Acquisition Corp
Suite 4005-4006, 40/F, One Exchange Square
8 Connaught Place, Central, Hong Kong

       Re: Copley Acquisition Corp
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 18, 2025
           File No. 333-283972
Dear Francis Chi Yin Ng:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed February 18, 2025 Proposed Business
Sponsor Information, page 123

1. We note your response to prior comment 6 and reissue. Please revise the tables on pages 16 and 126-127 to disclose the lock-up agreement between you, the sponsor, and your directors and officers, on the one hand, and Clear Street, on the other, as you describe on page 207 under "Lock-up."
Index to Financial Statements, page F-1

2. Please update to include audited December 31, 2024 financial statements pursuant to
       Regulation S-X Rule 8-08(b).
 March 3, 2025
Page 2

Exhibits

3.     Please have counsel date and sign the legal opinion filed as Exhibit
5.1. Refer to
       Section II.A.2 of Staff Legal Bulletin No. 19 and Item 601(b)(5) of Regulation S-K.
       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Michael Blankenship